SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                       -----------------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No. )*


                            DAUPHIN TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    238326102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 12, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

       |_|      Rule 13d-1(b)

       |X|      Rule 13d-1(c)

       |_|      Rule 13d-1(d)


--------------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

---------------------                               ----------------------------
CUSIP No. 238326102               13G                       Page 2 of 12 Pages
---------------------                               ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Crescent International Limited

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|
---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda
--------------------------------- --------- ------------------------------------
                                      5.
                                                  SOLE VOTING POWER

                                                            3,623,977
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                  --------- ------------------------------------
                                      6.
                                                 SHARED VOTING POWER

                                                            None
                                  --------- ------------------------------------
                                      7.
                                                  SOLE DISPOSITIVE POWER

                                                           3,623,977
                                  --------- ------------------------------------
                                      8.
                                                SHARED DISPOSITIVE POWER

                                                            None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,623,977
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|


---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.75%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                               ----------------------------
CUSIP No. 238326102               13G                         Page 3 of 12 Pages
---------------------                               ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    DMI Trust

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bahamas
--------------------------------- --------- ------------------------------------
                                      5.
                                                  SOLE VOTING POWER

                                                            None
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                  --------- ------------------------------------
                                      6.
                                                  SHARED VOTING POWER

                                                            3,623,977
                                  --------- ------------------------------------
                                      7.
                                                  SOLE DISPOSITIVE POWER

                                                           None
                                  --------- ------------------------------------
                                      8.
                                                  SHARED DISPOSITIVE POWER

                                                            3,623,977
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,623,977
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|


---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.75%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                   ----------------------------
CUSIP No. 238326102                   13G                     Page 4 of 12 Pages
---------------------------------                   ----------------------------



---------- ---------------------------------------------------------------------
  1.
           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    GreenLight (Switzerland) SA

---------- ---------------------------------------------------------------------
  2.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


---------- ---------------------------------------------------------------------
  3.
           SEC USE ONLY


---------- ---------------------------------------------------------------------
  4.
           CITIZENSHIP OR PLACE OF ORGANIZATION

                    Switzerland
---------------------------------- --------- -----------------------------------
                                       5.
                                                  SOLE VOTING POWER

                                                            3,623,977
              NUMBER OF
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                   --------- -----------------------------------
                                       6.
                                                  SHARED VOTING POWER

                                                           None
                                   --------- -----------------------------------
                                       7.
                                                  SOLE DISPOSITIVE POWER

                                                            3,623,977
                                   --------- -----------------------------------
                                       8.
                                                  SHARED DISPOSITIVE POWER

                                                           None
---------- ---------------------------------------------------------------------
  9.
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,623,977
---------- ---------------------------------------------------------------------
  10.
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|

---------- ---------------------------------------------------------------------
  11.
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.75%
---------- ---------------------------------------------------------------------
  12.
           TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

Item 1(a).  Name of Issuer:

         Dauphin Technology, Inc. ("DNTK")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         800 E. Northwest Highway
         Suite 950
         Palatine, Illinois 60067

Item 2(a).  Name of Person Filing:

         (i) Crescent International Limited ("Crescent")

         (ii) DMI Trust ("DMI")

         (iii) GreenLight (Switzerland) SA ("GreenLight")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         As to Crescent:
         Clarendon House
         2 Church Street
         Hamilton H 11
         Bermuda

         As to DMI:
         Norfolk House
         P.O. Box N-7130
         Bahamas

         As to GreenLight:
         84, av. Louis Casai
         CH-1216 Geneva
         Switzerland

Item 2(c).  Citizenship:

         As to Crescent:  Bermuda

         As to DMI:  Bahamas

         As to GreenLight:  Switzerland

Item 2(d).  Title of Class of Securities:

         Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

         238326102

                                                              Page 6 of 12 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

         (a)      |_|      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      |_|      Bank as defined in Section 3 (a) (6) of the Exchange
                           Act.

         (c)      |_|      Insurance company as defined in Section 3 (a) (19) of
                           the Exchange Act.

         (d)      |_|      Investment company registered under Section 8 of the
                           Investment Company Act.

         (e)      |_|      An investment adviser in accordance with Rule
                           13d-1 (b) (1) (ii) (E).

         (f)      |_|      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1 (b) (1) (ii) (F).

         (g)      |_|      A parent holding company or control person in
                           accordance with Rule 13d-1 (b) (1) (ii) (G).

         (h)      |_|      A savings association as defined in Section 3 (b) of
                           the Federal Deposit Insurance Act.

         (i)      |_|      A church plan that is excluded from the definition of
                           an investment company under Section 3 (c) (14) of the Investment Company Act.

         (j)      |_|      Group, in accordance with Rule 13d-1 (b) (1) (ii) (J)

         If this statement is filed pursuant to Rule 13d-1 (c), check this box.
                                                                            |X|



Item 4.  Ownership.

          The information contained in Items 5 through 11 on the cover pages hereto (pages 2 through 4 hereof) is incorporated herein by reference. The 3,623,977 shares of Common Stock beneficially owned by Crescent includes shares of Common Stock that Crescent has the current right to acquire upon conversion of a convertible note (the "Note") and upon exercise of a warrant (the "Warrant") held by Crescent. Pursuant to the terms of the Note and the Warrant, the aggregate number of shares of Common Stock into which the Note is convertible and into which the Warrant is exercisable, and which Crescent has the right to acquire beneficial ownership of within 60 days, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 9.9% of the total outstanding shares of Common Stock of DNTK.

          DMI may be deemed to be a beneficial owner of the shares of Common Stock of DNTK beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

          GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the DNTK Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of DNTK Common Stock held by Crescent.

                                                              Page 7 of 12 Pages

          However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the DNTK Common Stock held by Crescent and disclaims any ownership associated with such rights.

          Accordingly, for the purposes of this Statement: (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 3,623,977 shares of Common Stock beneficially owned by it; (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the total of 3,623,977 shares of Common Stock beneficially owned by it; and (iii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of the total of 3,623,977 shares of Common Stock beneficially owned by it.

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

          NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group.

          NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group.

          NOT APPLICABLE.

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: November 21, 2001

                         CRESCENT INTERNATIONAL LIMITED

                         By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                         By: /s/ Mel Craw
                         -----------------------------------------
                                 Name: Mel Craw
                                 Title:  Authorized Signatory


                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                 Name: Maxi Brezzi
                                 Title:  Authorized Signatory


                         DMI TRUST

                         By:  GreenLight (Switzerland) SA, as Attorney-in-Fact


                         By: /s/ Mel Craw
                         -----------------------------------------
                                 Name: Mel Craw
                                 Title:  Authorized Signatory


                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                Name: Maxi Brezzi
                                Title:  Authorized Signatory


                         GREENLIGHT (SWITZERLAND) SA

                         By: /s/ Mel Craw
                         -----------------------------------------
                                Name: Mel Craw
                                Title:  Managing Director


                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                Name: Maxi Brezzi
                                Title: Director

                                                              Page 9 of 12 Pages
Exhibit Index

99.1  Agreement of Joint Filing - Filed herewith

99.2  Power of Attorney - Filed herewith

99.3  Power of Attorney - Filed herewith

                                                             Page 10 of 12 Pages

                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

Crescent International Limited, DMI Trust and GreenLight (Switzerland) SA agree that the Schedule 13G to which this Agreement is attached, and all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Dated:  November 21, 2001
                         CRESCENT INTERNATIONAL LIMITED

                         By:  GreenLight (Switzerland) SA, as Attorney-in-Fact
                         By: /s/ Mel Craw
                         -----------------------------------------
                                 Name: Mel Craw
                                 Title:  Authorized Signatory
                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                Name: Maxi Brezzi
                                Title:  Authorized Signatory
                         DMI TRUST

                         By:  GreenLight (Switzerland) SA, as Attorney-in-Fact
                         By: /s/ Mel Craw
                         -----------------------------------------
                                Name: Mel Craw
                                Title:  Authorized Signatory
                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                Name: Maxi Brezzi
                                Title:  Authorized Signatory
                         GREENLIGHT (SWITZERLAND) SA
                         By: /s/ Mel Craw
                         -----------------------------------------
                                 Name: Mel Craw
                                 Title:  Managing Director
                         By: /s/ Maxi Brezzi
                         -----------------------------------------
                                 Name: Maxi Brezzi
                                 Title: Director

                                                             Page 11 of 12 Pages
                                  EXHIBIT 99.2

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CRESCENT INTERNATIONAL LIMITED hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by Crescent International Limited.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of January, 2000.


CRESCENT INTERNATIONAL LIMITED


By: /s/ C.F.A. Cooper
-------------------------
Name: C.F.A. Cooper
Title: Director


By: /s/ David W.J. Astwood
-------------------------
Name: David W.J. Astwood
Title: Director

                                                             Page 12 of 12 Pages
                                  EXHIBIT 99.3

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that DMI TRUST hereby makes, constitutes and appoints GREENLIGHT (SWITZERLAND) SA, acting through any authorized officer, as its agent and attorney-in-fact for the purpose of executing in its name all documents, certificates, instruments, statements, filings and agreements
("documents") to be filed with or delivered to any foreign or domestic or governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to Crescent International Limited's acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to Crescent International Limited's filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including without limitation all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act, including without limitation any acquisition statements on Schedule 13D, or Schedule 13G, and any amendments thereto, any joint filing agreements pursuant to Rule 13d-1(k), and any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5. All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed. This power of attorney shall be valid from the date hereof until revoked by DMI Trust.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 8th day of June, 2001.


DMI TRUST


By: /s/ Khalid Abdulla-Janahi
----------------------------
Name: Khalid Abdulla-Janahi
Title: Authorized Signatory


By: /s/ Graham Walker
-----------------------------
Name: Graham Walker
Title: Authorized Signatory